Exhibit 4.4

Boyd Group Services Inc.

Amended and Restated Long-Term Incentive Plan

Section 1.   Interpretation and Administrative Provisions

1.1	Purpose

The purposes of the Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) ensure that interests of key employees are aligned with the success of the Company; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Company and its subsidiaries; and (iv) mitigate excessive risk taking by the Company’s key employees.

The Plan gives the Company the flexibility to make the following types of grants to key employees employed both in and outside Canada:

Performance Cash Awards which represent the right to receive payments, conditional, in whole or in part, upon the achievement of one or more objective performance goals. A Performance Cash Award granted under the Plan is denominated and payable in cash.

Restricted Share Units which represent the right to receive Shares or payments valued by reference to Shares. A Restricted Share Unit granted under the Plan is notionally denominated in Shares and may be settled in Shares or payable in cash.

Performance Share Units which represent the right to receive Shares or payments valued by reference to Shares, conditional, in whole or in part, upon the achievement of one or more objective performance goals. A Performance Share Unit granted under the Plan is notionally denominated in Shares and may be settled in Shares or payable in cash.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Adjustment Factor” means the multiplier, if any, expressed as a percentage, with respect to a particular Performance Condition, applicable to the grant of a Performance Cash Award or of Performance Share Units, which shall be set out in the Grant Agreement governing such grant.

“Affiliate” means any entity that is an “affiliate” for purposes of National Instrument 45-106 “Prospectus Exemptions”, issued by the Canadian Securities Administrators, as amended from time to time.

“Applicable Withholdings” means all income taxes and other statutory amounts required to be withheld.

“Blackout Period” means a period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of a Grant.

“Board” means the board of directors of the Company.

“Boyd Performance” for each Performance Period means, unless otherwise determined by the Committee: (i) the Fair Market Value of a Share on the last day of the Performance Period; minus (ii) the Fair Market Value of a Share on the first day of the Performance Period; plus (iii) the amount of all dividends declared on a Share during the Performance Period; divided by (iv) the Fair Market Value of a Share on the first day of the Performance Period.

“Change of Control” means the occurrence of any one or more of the following:

(a)

the issuance to, or acquisition by any person, or group of persons acting in concert, directly or indirectly, including through an arrangement or other form of reorganization, of securities of the Company which in the aggregate carry more than 50% of the total voting rights under all of the then issued and outstanding securities of the Company;

(b)	the sale of all or substantially all of the assets of the Company; or

(c)	the occurrence of any other event that the Board, acting reasonably, determines to be a Change of Control for the purposes of this Plan,

provided that, except as determined by the Board pursuant to clause (c) above, neither a transaction under which the person or persons who (directly or indirectly) control the Company immediately prior to the transaction continue to control (directly or indirectly) the Company, or a successor thereto, in substantially the same proportions immediately after the transaction nor a transfer of assets from the Company to an Affiliate of the Company shall be a Change of Control.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the Compensation Committee of the Board.

“Company” means Boyd Group Services Inc.

“Disability Termination” means the termination of the Participant’s employment other than for Just Cause, at a time when the Participant is eligible for long term disability benefits under a Participating Company’s long-term disability program.

“Dividend Performance Share Unit” has the meaning set out in Section 2.3.

“Dividend Restricted Share Unit” has the meaning set out in Section 2.3.

“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

“Elected Restricted Share Unit” has the meaning set out in Section 2.4.

“Election Notice” means a notice substantially in the form set out as Schedule D hereto, as amended by the Committee from time to time.

“Eligible Person” means any employee or officer of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company.

“Employment Standards Legislation” means, with respect to a Participant, the applicable labour standards or employment standards legislation and any underlying regulations (as may be amended or replaced from time to time) of the jurisdiction governing an employment relationship between the Participant and the Company or an Affiliate.

“Fair Market Value” means the volume weighted average trading price of a Share or a Peer Share on the principal Stock Exchange on which the Shares or Peer Shares are traded for the 10 Trading Days immediately preceding the applicable day (calculated as the total value of Shares or Peer Shares traded over the 10 day period divided by the total number of Shares or Peer Shares traded over the 10 day period).

“Grant” means a grant under the Plan consisting of a Performance Cash Award or one or more Restricted Share Units or Performance Share Units.

“Grant Agreement” means the agreement setting out the terms of any grant of Performance Cash Awards, Restricted Share Units or Performance Share Units, as applicable, in each case in such form as may be prescribed by the Committee from time to time.

“Grant Date” means the effective date of a grant of a Performance Cash Award or Share Unit.

“Insider” means an insider of the Company as defined in the rules of the Toronto Stock Exchange Company Manual for the purpose of security based compensation arrangements.

“Just Cause” or “Cause” for purposes of the Plan has the meaning set out in the employment agreement of the Participant, if applicable, or otherwise means the Participant (i) willfully fails to perform his duties as an officer or employee of a Participating Company; (ii) commits theft, fraud, dishonesty or misconduct involving the property, business or affairs of the Company or any of its Affiliates or in the performance of his/her duties: (iii) willfully breaches or fails to follow any material term of his or her employment agreement with a Participating Company; (iv) is convicted of a crime which constitutes an indictable offence; or (v) engages in conduct which would be treated as cause by a court of competent jurisdiction in the jurisdiction in which the Participant is employed.

“Participant” means any Eligible Person to whom a Performance Cash Award or Share Unit is granted.

“Participating Company” means the Company and such of its Affiliates as are designated by the Board from time to time as a participating company under the Plan.

“Peer Company” means each company or trust in the Peer Group.

“Peer Group” means that group of companies and/or trusts determined by the Committee for a Performance Period and set out in the Grant Agreement. The Peer Group for an outstanding Performance Cash Award or award of Performance Share Units may be amended by the Committee from time to time during the Performance Period to reflect material changes to the Company or any member of the Peer Group.

“Peer Group Performance” for each Performance Period means, unless otherwise determined by the Committee, for each Peer Company: (i) the Fair Market Value of a Peer Share as at the last day of the Performance Period; minus (ii) the Fair Market Value of a Peer Share on the first day of the Performance Period; plus (iii) the amount of all dividends or other distributions declared on a Peer Share during the Performance Period; divided by (iv) the Fair Market Value of a Peer Share on the first day of the Performance Period.

“Peer Share” means a common share or trust unit of the Peer Company.

“Performance Cash Award” means a right granted to an Eligible Person to receive, as set out in the Plan, a cash payment based on the satisfaction of Performance Conditions as specified in the Grant Agreement governing the grant of such right.

“Performance Condition” means (i) Relative Performance; and (ii) such other financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a grant of Performance Share Units or a Performance Cash Award and set out in a Grant Agreement. Performance Conditions may apply to the Company, an Affiliate of the Company, the Company and its Affiliates as a whole, a business unit of the Company or group comprised of the Company and some of its Affiliates or a group of Affiliates of the Company, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise.

“Performance Period” means the period of time in respect of which the Performance Conditions are assessed and may be determined by the Committee to be satisfied in order for a Performance Cash Award or Performance Share Unit to vest, as set forth in the Grant Agreement governing the grant of such Performance Cash Award or Performance Share Units.

“Performance Share Unit” means a right granted to an Eligible Person to receive, as set out in the Plan, a Share or a cash payment equivalent to the Fair Market Value of a Share, based on the satisfaction of Performance conditions as specified in the Grant Agreement governing the grant of such right.

“Plan” means this Boyd Group Services Inc. Long-Term Incentive Plan, as amended from time to time.

“Relative Performance” for each Performance Period means, unless otherwise determined by the Committee, the percentile ranking of the Boyd Performance relative to the Peer Group Performance of each Peer Company.

“Restricted Share Unit” means a right granted to an Eligible Person to receive a Share or a cash payment equivalent to the Fair Market Value of a Share, subject to continued employment, as specified in the Grant Agreement governing the grant of such right.

“Retirement” means the cessation of the employment of a Participant with a Participating Company which is deemed to be a retirement by a resolution of the Committee in its sole discretion.

“Scheduled Redemption Date” has the meaning set out in Section 2.4.

“Scheduled Vesting Date” has the meaning set out in Section 4.1.

“Security Based Compensation Arrangement” means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance or deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Shares to one or more directors or officers of the Company or an Affiliate, current or past full-time or part-time employees of the Company or an Affiliate, Insiders, or consultants of the Company or any Affiliate, including a Share purchased from treasury by one or more directors or officers of the Company or any Affiliate, current or past full-time or part-time employees of the Company or an Affiliate, Insiders, or consultants of the Company or a Affiliate which is financially assisted by the Company or a subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Shares or other equity securities of the Company.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h). If a Performance Cash Award or Share Unit awarded to a U.S. Participant is subject to Code Section 409A and the payment for such award is to be made at the time the U.S. Participant retires, or otherwise has a termination of employment, such payment will occur at such time as the U.S. Participant experiences a separation from service as defined under Treasury Regulation Section 1.409A-1(h) and subject to any delay required delay of six months if the U.S. Participant is a “specified employee” within the meaning of Treasury Regulation 1.409A-3(i)(2)(i).

“Share” means a common share of the Company or, in the event of an adjustment contemplated by Section 6.1, such other security as may be substituted for such common share as a result of such adjustment.

“Share Unit” means a Performance Share Unit, a Restricted Share Unit or a Dividend Share Unit.

“Share Unit Account” means the notional account maintained for each Participant, to which Share Units are credited pursuant to the Plan.

“Special Termination” has the meaning set out in Section 3.4.

“STI Award” means incentive compensation that would be payable to a Participant under a Participating Company’s short term incentive program for a year.

“Stock Exchange” means the Toronto Stock Exchange and/or such other principal stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

“Termination Date” means the date on which a Participant’s employment with a Participating Company actually ceases (other than in connection with the Participant’s transfer to employment from one Participating Company to another Participating Company), for any reason whatsoever, and in each case without regard to any entitlement the Participant might then have to any or additional notice, or pay in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, or other severance or termination-related payments or benefits, whether such entitlement arises pursuant to the common law or otherwise.

“Trading Day” means a day on which the Stock Exchange is open for trading and on which the Shares actually traded.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S. Participant” means, any Participant who is a United States citizen or United States resident alien as defined for purposes of Code Section 7701(b)(1)(A) and any other Participant whose compensatory Performance Cash Awards or Share Units, as applicable, awarded under the Plan are subject to U.S. federal income tax.

“Vested Performance Cash Award” has the meaning set out in Section 3.2.

“Vested Performance Share Unit” has the meaning set out in Section 3.2.

“Vested Restricted Share Unit” has the meaning set out in Section 4.1.

“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

“Vesting Date” means the date or dates set out in the Grant Agreement, or such earlier date as is provided for in the Plan or is determined by the Committee as of which Performance or Cash Award, Performance Share Unit or a Restricted Share Unit becomes vested for purposes of the Plan, provided that, unless otherwise provided in the Grant Agreement, the Vesting Date may not be later than December 31 of the third year following the year in respect of which the Performance Cash Award or Share Unit is awarded.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

1.3	Administration

Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, this Plan will be administered by the Committee which has the sole and absolute discretion to: (i) grant Performance Cash Awards or Share Units to Eligible Persons; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) determine which Participating Company will grant Performance Cash Awards or Share Units; (v) establish additional or waive conditions to the vesting of Performance Cash Awards or Share Units, which may be Performance Conditions or other conditions, including with respect to continued employment to vesting; (vi) set, waive and amend the Performance Conditions and Adjustment Factors; and (vii) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more members of the Board or officers of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with applicable law.

Each grant of Performance Cash Awards or Share Units awarded to a U.S. Participant is intended to be exempt from Code Section 409A under Treasury Regulation 1.409A-1(b)(4) as short term deferrals because all such awards or units are redeemed and paid in a lump sum no later than March 15th of the year immediately following the calendar year in which the Vesting Date occurs. Notwithstanding the foregoing, to the extent that any Performance Cash Award or Share Unit granted to a U.S. Participant is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Performance Cash Award or Share Unit shall be subject to such additional rules and requirements as specified by the Committee from time to time and set forth in the Plan and applicable Grant Agreement in order to comply with Code Section 409A. Restricted Share Units awarded to U.S Participants are intended to comply with Section 409A, and the terms of the Plan and related Grant Agreements will be construed and administered accordingly, and shall be subject to such additional rules and requirements as specified by the Committee from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Committee may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A, and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Company or contravening Code Section 409A. However, the Company shall have no obligation to modify the Plan or any Performance Cash Award or Share Unit and does not guarantee that Performance Cash Awards or Share Units will not be subject to taxes, interest and penalties under Code Section 409A.

1.4	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

Section 2.   Grants, Accounts, and Redemption

2.1	Grants of Performance Cash Awards or Share Units

The Committee may grant Performance Cash Awards, Performance Share Units or Restricted Share Units to Eligible Persons in its sole discretion. Performance Cash Awards and Performance Share Units may be conditional on the satisfaction of Performance Conditions relating to a period prior to the Grant Date or may vest based on the satisfaction of Performance Conditions relating to a period after the Grant Date. The grant of a Performance Cash Award, Performance Share Unit or Restricted Share Unit to an Eligible Person at any time shall neither entitle such Eligible Person to receive, nor preclude such Eligible Person from receiving, subsequent grants of Performance Cash Awards, Performance Share Units or Restricted Share Units and shall not restrict in any way the right of any Participating Company to terminate the Eligible Person’s employment. Each grant of Performance Cash Awards, Performance Share Units or Restricted Share Units must be confirmed by a Grant Agreement signed by the Company and the Participant.

2.2	Election to Defer Short Term Incentive Compensation

An Eligible Person may elect to receive an STI Award in the form of Restricted Share Units by delivering to the Company an Election Notice not later than December 31 of the year preceding the year in which the Eligible Person performs the services to which the STI Award relates. An Eligible Person who elects to receive an STI Award in the form of Restricted Share Units will be awarded the number of Restricted Share Units determined by dividing the dollar amount of the STI Award the Eligible Person elected to receive in the form of Restricted Share Units by the Fair Market Value of a Share as at the date on which such STI Award would have been paid absent such election.

2.3	Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant pursuant to Section 2.1, 2.2 or 2.3 shall be credited to the Participant’s Share Unit Account on the Grant Date. From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units and additional Restricted Share Units (“Dividend Restricted Share Units”) in respect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Shares. Such Dividend Share Units shall be computed as:

(a)

the amount of the dividend declared and paid per Share multiplied by the number of Share Units, as applicable, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by

(b)	the Fair Market Value of a Share as at the dividend payment date,

and shall be allocated the Participant’s Share Unit Account as Performance Share Units and Restricted Share Units in proportion to the Performance Share Units and Restricted Share Units credited to the Participant’s Share Unit Account immediately prior to the relevant dividend payment date.

2.4	Redemption of Performance Cash Awards and Share Units

(a)

Except as otherwise specified in the applicable Grant Agreement, each Vested Performance Cash Award and Vested Performance Share Unit (including fractional Performance Share Units) shall be redeemed by (i) December 31 of the year that includes the Vesting Date where such Performance Cash Award or Performance Share Unit vests in accordance with Section 3.2, or (ii) the earlier of March 15th of the year following the year in which the Special Termination occurs and the 90th day following the Special Termination where such Performance Cash Award or Performance Share Unit vests in accordance with Section 3.4, or (iii) March 15th of the year following the Vesting Date where such Performance Cash Award or Performance Share Unit vests in accordance with Section 3.5, as described in Section 2.4(c).

(b)

Restricted Share Units issued as a result of an Eligible Person’s timely election to defer an STI Award under Section 2.2 pursuant to an election form in such form as may be prescribed by the Committee from time to time (including Dividend Restricted Share Units awarded pursuant to Section 2.3 that are attributable to such Restricted Share Units) (collectively and individually referred to herein as “Elected Restricted Share Units”) will be redeemed on the date or dates (each such date a “Scheduled Redemption Date”) specified in such Election Notice. Except as otherwise specified in the applicable Grant Agreement, Restricted Share Units that vest pursuant to Section 4.1 or Section 4.4 will be redeemed within the ninety (90) day period following the applicable Scheduled Vesting Date as defined in Section 4.1 and with respect to U.S. Participants, no later than the end of the calendar year in which such Scheduled Vesting Date occurs, or, if later, the date that is 2 1⁄2 months following the Scheduled Vesting Date. Except as otherwise specified in the applicable Grant Agreement, Restricted Share Units that become Vested Restricted Share Units pursuant to Section 4.3 will be redeemed within the period that is ninety (90) days following the death, termination of employment by a Participating Company without Just Cause or Disability Termination, provided that for U.S. Participants such termination constitutes a Separation from Service, and provided further that, except in the case of death, for U.S. Participants who are Specified Employees as defined under Section 409A of the Code, the redemption and payment will be delayed until the first day of the seventh month following the U.S. Participant’s Separation from Service.

(c)

Settlement of Performance Share Units and Restricted Share Units shall be made by the issuance of one Share for each Share Unit then being settled, a cash payment equal to the Fair Market Value on the Vesting Date of the Share Units being settled in cash, or a combination of Shares and cash, all as determined by the Committee in its discretion, unless otherwise specified in the applicable Grant Agreement, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 6.12. The amount payable in respect of all Vested Performance Cash Awards and Vested Share Units that are to be settled in cash shall (x) in respect of all Vested Performance Cash Award, be equal to the value of the Vested Performance Cash Award determined in accordance with Section 3.2, Section 3.4 or Section 3.5, as applicable, and the applicable Grant Agreement, and (y) in respect of Vested Share Units such payment will be equal to the number of Vested Share Units to be redeemed on such date, determined in accordance with Section 3.2, Section 3.4, Section 3.5, Section 4.1, Section 4.3, Section 4.4, or an Election Notice, as applicable, multiplied by the Fair Market Value of a Share determined as at the Vesting Date minus, in either case, Applicable Withholdings.

(d)

If an Eligible Person’s Share Units would, in the absence of this Section 2.4(d) be settled within a Blackout Period applicable to such Eligible Person, unless otherwise determined by the Board, such settlement shall be postponed until the earlier of the end of the tenth Trading Day following the date on which such Blackout Period ends and the otherwise applicable latest date for settlement of the Eligible Person’s Share Units as determined in accordance with Section 2.4(a) or (b), as applicable, and the Fair Market Value of any Restricted Share Units or Performance Share Units being settled in cash will be determined as of the conclusion of the earlier of the end of the tenth Trading Day on which the Blackout Period ends and the day prior to the settlement date.

Notwithstanding the forgoing, the redemption and pay out of a Participant’s Vested Performance Cash Awards and Vested Share Units shall occur no later than December 31 of the third year following the year in which the Participant performed the services to which the Performance Cash Awards or Share Units relate

2.5	Effect of Redemption.

A Participant shall have no further rights respecting any Vested Performance Cash Award or Vested Share Unit which has been redeemed and paid out in accordance with the Plan.

2.6	Effect of Forfeiture

For greater certainty, a Participant shall have no right to receive Shares or a cash payment, as compensation, damages or otherwise, whether related or attributable to any contractual or common law termination entitlements or otherwise, with respect to any Performance Cash Awards, Performance Share Units or Restricted Share Units that do not become Vested or are forfeited and/or cancelled hereunder, and hereby waives any claim in respect thereof.

2.7	Reporting of Share Units

The Company shall provide a Participant with a statement of such Participant’s Share Unit Account at least annually, showing the number of Performance Share Units and Restricted Share Units credited to such Participant and such other information as the Committee may determine.

Section 3.   Vesting of Performance Based Grants

3.1	Vesting Date

Performance Cash Awards and Performance Share Units shall vest on the applicable Vesting Date, conditional on the satisfaction of the applicable Performance Conditions and any additional vesting conditions established by the Committee at the Grant Date. Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

3.2	Performance Vesting.

The value of the Performance Cash Award which vests on a Vesting Date (each, a “Vested Performance Cash Award”) shall be the value of the target Performance Cash Award that is scheduled to vest on such Vesting Date, multiplied by the applicable Adjustment Factor for such Performance Cash Award, all as set out in the applicable Grant Agreement. The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) shall be the target number of Performance Share Units set out in the applicable Grant Agreement that are scheduled to vest on such Vesting Date, as set out in the applicable Grant Agreement, plus any Dividend Performance Share Units attributable thereto, multiplied by the applicable Adjustment Factor for such Performance Share Units, as set out in the applicable Grant Agreement.

3.3	Resignation and Termination for Just Cause

If the employment of a Participant is terminated due to resignation by the Participant or by a Participating Company for Just Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Cash Awards which are not Vested Performance Cash Awards and Performance Share Units and the related Dividend Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All outstanding Vested Performance Cash Awards and outstanding Vested Performance Share Units will be redeemed as at the Participant’s Termination Date.

3.4	Termination without Just Cause, Death or Disability Termination

If the employment of a Participant is terminated by a Participating Company without Just Cause, or the Participant dies or experiences a Disability Termination (each of such termination without Just Cause, death and Disability Termination being a “Special Termination”), the Company will determine the extent to which, all of the Participant’s unvested Performance Cash Awards and unvested Performance Share Units, other than those granted in the year in which the Special Termination occurs, shall vest on such Special Termination (and, for greater certainty, the date of such Special Termination shall be the Vesting Date of the Performance Cash Award or Performance Share Units, as applicable), as follows:

(a)

the value of each unvested Performance Cash Award outstanding at the time of the Participant`s Special Termination that vests shall be the value of the target Performance Cash Award that would have been eligible to vest on or after the Participant`s Termination Date resulting from the Special Termination if he or she had remained employed by a Participating Company until the latest Vesting Date set out in the Grant Agreement applicable to the Performance Cash Award, multiplied by the Adjustment Factor for such Performance Cash Award, except that the Adjustment Factor shall be calculated as at the end of the Company`s fiscal quarter preceding the Participant`s Special Termination and the Adjustment Factor and related Performance Conditions shall be subject to such modification as the Committee, in its discretion, determines is reasonable to prevent any material diminution or enlargement of the Participant`s rights with respect to such outstanding Performance Cash Award;

(b)

the number of unvested Performance Share Units outstanding at the time of the Participant`s Special Termination that vest shall be the target number of Performance Share Units that would have been eligible to vest on or after the Participant`s Termination Date resulting from the Special Termination if he or she had remained employed by a Participating Company until the latest Vesting Date set out in any of the Grant Agreements applicable to any such Performance Share Units, plus any Dividend Performance Share Units attributable to the particular Performance Share Units, multiplied by the Adjustment Factor for such Performance Share Units, except that the Adjustment Factor shall be calculated as at the end of the Company`s fiscal quarter preceding the Participant`s Special Termination Date and the Adjustment Factor and related Performance Conditions shall be subject to such modification as the Committee, in its discretion, determines is reasonable to prevent any material diminution or enlargement of the Participant`s rights with respect to such outstanding Performance Share Units

The value of unvested Performance Cash Awards and the number of unvested Performance Share Units granted in the year of a Participant`s Special Termination shall be the value, or number, as the case may be, that would have been determined under paragraph (a) or (b), above, as applicable, pro-rated based on the Participant`s number of days of active employment prior to his or her Termination Date in the year in which his or her Special Termination occurs.

3.5	Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Performance Cash Awards, other than those granted in the year of termination, shall continue to vest in the ordinary course and Performance Share Units, other than those granted in the year of Retirement, and related Dividend Share Units shall continue to vest in the ordinary course subject in any case to the satisfaction of the applicable Performance Conditions as set forth in the Grant Agreement and the application of the applicable Adjustment Factor. Unvested Performance Cash Awards and unvested Performance Share Units granted in the year of Retirement shall vest in the ordinary course proportionately to days employed during the year of Retirement, subject to the satisfaction of the applicable Performance Conditions as set forth in the Grant Agreement and the application of the applicable Adjustment Factor. If the employment of a Participant is terminated by the Retirement of the Participant, the Vesting Date(s) for the Performance Cash Awards, Performance Share Units and Dividend Share Units that become vested in accordance with this Section 3.5 shall be the last day of the applicable Performance Period as set forth in the Grant Agreement (for purposes of the Code there being no requirement for continued employment beyond the end of the applicable Performance Period).

Section 4.   Vesting of Restricted Share Units

4.1	Vesting Date

Each Restricted Share Unit shall vest (become a “Vested Restricted Share Unit”) on the Vesting Date set out in the applicable Restricted Share Unit Grant Agreement (each such date a “Scheduled Vesting Date”) provided that the Participant remains continuously employed by a Participating Employer through such Scheduled Vesting Date, and subject to earlier vesting in accordance with this Section 4 of the Plan. Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units. Notwithstanding the foregoing, all Elected Restricted Share Units shall be deemed to be Vested Restricted Share Units on the Participant’s Termination Date, regardless of the reason for cessation of employment.

4.2	Resignation and Termination for Just Cause

If the employment of a Participant is terminated due to resignation by the Participant or by a Participating Company for Cause, the Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Share Units which are not Vested Restricted Share Units on the Participant’s Termination Date.

4.3	Termination Without Just Cause, Death or Disability Termination

If a Participant ceases to be employed due to an involuntary termination of employment by a Participating Company without Just Cause or a Disability Termination, and in the case of a US Participant, provided such cessation of employment is a Separation from Service, or the Participant dies, all of the Participant’s unvested Restricted Share Units, other than those granted in the year of termination, and related Dividend Share Units, shall become Vested Restricted Share Units immediately prior to the Participant’s Termination Date. Unvested Restricted Share Units granted in the year that includes the Participant’s Termination Date, including related Divided Restricted Share Units, shall vest immediately prior to the Participant’s Termination Date proportionately to days employed prior to such Termination Date during the year of termination.

4.4	Retirement of a Participant

If the employment of a Participant is terminated by the Retirement of the Participant, all of the Participant’s Restricted Share Units, other than those granted in the year of termination, and related Dividend Share Units shall continue to vest in the ordinary course. Unvested Restricted Share Units granted in the year of termination shall vest in the ordinary course proportionately to days employed during the year of termination.

Section 5.   Share Reserve and Shareholder Rights

5.1	Share Reserve

(a)	Subject to Section 5.1(c) and any adjustment pursuant to Section 6.1, the aggregate number of Shares that may be issued pursuant to Grants made under the Plan shall not exceed 250,000 Shares.

(b)	The maximum number of Shares

(i)	issued to Insiders within any one year period, and

(ii)	issuable to Insiders, at any time,

under the Plan, or when combined with all of the Company’s other Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the number of the aggregate issued and outstanding Shares.

(c)

For purposes of computing the total number of Shares available for grant under the Plan or any other Security Based Compensation Arrangement of the Company, Shares subject to any Grant (or any portion thereof) that are forfeited, surrendered, cancelled or otherwise terminated prior to the issuance of such Shares shall again be available for grant under the Plan.

5.2	Shareholder Rights

(a)

Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

(b)	Notwithstanding any of the provisions contained in the Plan or in any Grant Agreement, the Company’s obligation to issue Shares to a Participant in respect of any Share Units is subject to:

(i)

completion of such registration or other qualification of such Shares or obtaining approval of such government authority or regulator as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)

the receipt from the Participant of such representations, agreements and undertakings including as to future dealings in such Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities or other laws of any jurisdiction; and

(iii)

the Participant entering into or agreeing to be bound by any shareholders agreement, voting trust or other agreement as the Company may determine in respect of such Shares and which are applicable to other shareholders generally.

In this connection the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Stock Exchange on which the Shares are then listed.

Section 6.   General

6.1	Capital Adjustments

In the event of any securities dividend, securities split, combination or exchange of shares or units, merger, consolidation, spin-off or other dividend (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change and (for the purpose of preserving the Participants’ rights with respect to the Share Units), with respect to (i) the number or kind of Shares or other securities on which the Share Units are based; and (ii) the number of Share Units.

6.2	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.3	Unfunded Plan

To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Company.

6.4	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

6.5	Transferability of Awards

Rights respecting Performance Cash Awards and Share Units and Dividend Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.6	Effect of Change of Control

In the event of a Change of Control prior to the Vesting Date of a Performance Cash Award or a Share Units, and subject to the terms of a Participant’s written employment agreement with a Participating Company and the applicable Grant Agreement, the Committee shall have full authority to determine in its sole discretion the effect, if any, of a Change of Control on the vesting, settlement or payment or lapse of restrictions applicable to such Performance Cash Award or Share Units, which effect may be specified in the applicable Grant Agreement or determined at a subsequent time. Subject to applicable law, including Stock Exchange rules, the Board may, at or in contemplation of a Change of Control, take such actions as it may consider appropriate, including, without limitation any one, or where applicable, a combination of the following: (i) providing for the acceleration of the Vesting Date(s) of any Performance Cash Award or Share Units; (ii) providing for the deemed attainment of Performance Conditions relating to a

Performance Cash Award or a grant of Performance Share Units; (iii) providing for the modification of the Performance Conditions and calculation of the Adjustment Factor applicable to a Performance Cash Award or a grant of Performance Share Units on a basis that the Committee, in its discretion, determines is reasonable; (iv) providing for the assumption, substitution, replacement or continuation of any Performance Cash Award or Share Units by a successor or surviving Company (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving Company (or a parent or subsidiary thereof); or (v) terminating or cancelling any outstanding Performance Cash Award or Share Units and/or the Plan in exchange for a cash payment. With respect to any outstanding Performance Cash Awards and Share Units that are subject to Code Section 409A, any substitution of similar awards pursuant to this Section 5.6 will be in accordance with the requirements of Code Section 409A. With respect to any outstanding Performance Cash Awards and Share Units that are subject to Code Section 409A, redemption and payout of such Performance Cash Awards or Share Units that become vested pursuant to this Section 5.6 in connection with the Change of Control and/or termination of the Plan will comply with the requirements of Section 409A. If the Change of Control is a qualifying Section 409A Change of Control, redemption and payout of Restricted Share Units that are subject to Section 409A will occur within ninety (90) days following the Change of Control. If the Change of Control is not a qualifying Section 409A Change of Control, the termination of the Plan and redemption and payout with respect to Restricted Share Units of U.S. Participants that are subject to Code Section 409A will be undertaken in a manner that complies Code Section 409A.

6.7	Amendment and Termination

(a)

The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the Plan may not be amended without shareholder approval in accordance with the requirements of the Stock Exchange to do any of the following:

i.	increase in the maximum number of Shares issuable pursuant to the Plan and as set out in Section 5.1;

ii.	extend the maximum term of any Grant made under the Plan;

iii.	amend the assignment provisions contained in Section 6.5;

iv.	permit a non-employee director of the Company to be eligible for Grants under the Plan;

v.

increase the number of Shares that may be issued or issuable to Insiders above the restriction or deleting the restriction on the number of Shares that may be issued or issuable to Insiders contained in Section 5.1; or

vi.	amend this Section 6.7 to amend or delete any of (i) through (v) above or grant additional powers to the Board to amend the Plan or entitlements without shareholder approval.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

vii.	amendments of a “housekeeping” nature;

viii.	a change to the Vesting provisions of any Grants;

ix.	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

x.	amendments to the provisions relating to a Change of Control.

(b)	With respect to U.S. Participants, any such amendments or Plan termination are undertaken in a manner that complies with Code Section 409A to the extent it is applicable.

(c)

If this Plan is terminated, the provisions of this Plan and any related administrative guidelines and other rules adopted by the Committee and in force at the time of the termination of this Plan, will continue in effect as long as a Performance Cash Award or Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Committee may make any amendments to the Plan or the Performance Cash Awards or Share Units it would be entitled to make if the Plan were still in effect, provided that with respect to U.S. Participants, such amendments are permitted under Code Section 409A to the extent it is applicable.

(d)

With the consent of the Participant affected thereby, the Committee may amend or modify any outstanding Performance Cash Award or Share Unit in any manner to the extent that the Committee would have had the authority to initially grant the award as so modified or amended, provided that with respect to U.S. Participants, such amendments are permitted under Code Section 409A to the extent it is applicable.

6.8	No Special Rights

Nothing contained in the Plan or in any Performance Cash Award or Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or to increase or decrease the compensation of the Participant. Share Units shall not be considered Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares, nor shall any Participant be considered the owner of Shares.

6.9	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the redemption of any Performance Cash Award or Share Unit will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Committee or as confirmed in writing to the Participant or to the extent expressly provided by such other employee benefits plan.

6.10	Compliance with Laws and Policies.

The Company’s obligation to make any payments, offer or deliver (or cause to be delivered) any Shares or other awards hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Participant in connection with the Plan including, without limitation, the Company’s Insider Trading Policy, and furnish to the Company all information and undertakings as may be required to permit compliance with Applicable Law, including, without limitation, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the U.S. Securities Act of 1933, as amended, or any applicable state or non-U.S. securities laws. The Company may require that certificates or book-entry notations evidencing Shares delivered under this Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares. If counsel to the Company shall determine that the listing, registration or qualification of the Shares or any other award under this Plan upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the offer, grant, issuance, exercise or delivery of such Shares or awards, nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval. Without limitation to the foregoing, under no circumstances will the Participant receive less than the applicable entitlements of the Participant under Employment Standards Legislation, if any. If any provision in the Plan operates to provide the Participant with less than the applicable entitlements of the Participant pursuant to Employment Standards Legislation, if any, such provision will be replaced by the applicable minimum entitlement provided for under Employment Standards Legislation.

6.11	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan .

6.12	Withholdings.

So as to ensure that the Company or an Affiliate, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the Affiliate shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the Affiliate, as applicable, to so comply. The Company and any Affiliate may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Participant’s behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares hereunder, that such Participant make such arrangements as the Company may require so that the Company and its Affiliates can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Company or an Affiliate in advance, or reimburse the Company or any Affiliate for, any such withholding obligations.

6.13	Currency

Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada rate of exchange on the date as of which the amount is required to be determined.

6.14	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares.

6.15	Effective Date

This Plan was amended and restated effective effective August 12, 2025.